Paul, Weiss, Rifkind, Wharton & Garrison LLP
                          1285 Avenue of the Americas
                         New York, New York 10019-6064


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                                                        August 22, 2007


VIA EDGAR
---------

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010




Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010


                              Ivanhoe Energy Ltd.
                              -------------------

Dear Mr. Hiller:

    Further to our telephone conversation, the purpose of this letter is to confirm the receipt by Ivanhoe Energy Ltd. (the "Company") of the comment letter from the Securities and Exchange Commission dated August 17, 2007 (the "Comment Letter"), and the Company's intention to file its response. As we discussed, and as approved by you, the Company intends to file its response to the Comment Letter not later than September 14, 2007.

    If you have any questions or comments, please do not hesitate to contact me.


                                           Very truly yours,



                                           /s/ Andrew J. Foley



cc:   Lily Dang, Securities and Exchange Commission
      Gordon Lancaster, Ivanhoe Energy Ltd.